Bitstream Inc. 500 Nickerson Road Marlborough, MA 01752-4695

www.bitstream.com	Phone 617.497.6222
Fax 617.868.0784

May 28, 2010

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attn:	Patrick Gilmore, Accounting Branch Chief

  Jennifer Fugario, Staff Accountant

RE:	Bitstream Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-21541

Dear Mr. Gilmore:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated April 30, 2010 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”) of Bitstream Inc. (the “Company.) In order to facilitate your review of the company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item l. Business

Research and Development, page 13

1.	We note that you “have invested, and expect to continue to invest, significant resources in research and development”. Your business discussion should include an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. Refer to Item 101(h)(4)(x) of Regulation S-K.

May 28, 2010

In future filings we plan to include the following disclosure in our Item 1. Business Discussion page 13, which corresponds to our Research and development discussion included in our MD&A:

To accomplish these goals, we have invested, and expect to invest, significant resources in research and development. Our research and development expense for the years ended December 31, 2009 and 2008 was $4,992,000 and $5,181,000, respectively. During the years ended December 31, 2009 and 2008, none of our research and development expense was funded directly by customers.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

2.	Please consider expanding your Overview section to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis. For example, identify the factors that Bitstream’s executives focus on in evaluating financial condition and operating performance. Also, consider addressing the material operations, risks and challenges facing Bitstream and how management is dealing with these issues. In this regard, we note your statement in your press release dated March 22, 2010 that Bitstream continues to invest heavily in mobile browsing technology and that you have developed an “aggressive plan” to grow your Web browsing product line substantially in the next year. Refer to Release No. 33-8350.

In future filings we plan to include the following disclosure in our Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview.

We focus on the factors listed below when evaluating the financial condition and operating performance of the Company. These factors are discussed below in the Results of Operations section.

May 28, 2010

1)	fluctuations in license revenue generated through our various sales channels ( OEM and ISV, Direct, and Reseller) and the reasons for such changes;

2)	fluctuations in our service revenue and the reasons for such changes;

3)	fluctuations in our cost of goods sold and the reasons for such changes;

4)	fluctuations in operating expenses, and the reasons for such changes; and

5)	the Company’s cash position and balance sheet items affecting our cash flow needs.

As discussed in Item 1A. Risk Factors, our industry and technology-based companies in general are faced with many challenges including rapid technological change, competition from alternative product offerings and larger companies, and challenges to the development and marketing of commercial products and services. We address these issues by evaluating the market acceptance of our products, by monitoring new product introductions and product development announcements made by our competitors, by seeking the input of our customers at periodic user conferences, and by employing talented research and development and sales and marketing personnel capable of quickly adapting to changing market demand and needs. During the fiscal year ending December 31, 2010, we plan increases in both research and development and sales and marketing personnel to focus primarily on our browsing technology and products.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 32

3.	You state that you experienced decreases in revenue from software licenses across all product lines and that the net decrease was due to decreases in the volume and variety of fonts and publishing products licensed during the first six months of 2009. You also disclose that revenues from services decreased. We note your disclosure on page 19 that you may have experienced increased pricing pressures as a result of the adverse economic conditions. Please tell us whether the decreases in revenue were materially impacted by changes in price as well as by changes in volume. If so, it appears that a discussion of the effect of pricing pressures on your results of operations is warranted. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Decreases in revenue were not materially impacted by changes in price. We have experienced some pricing pressure but to date these pressures have not had a material impact on our revenue. Rather the decrease in revenue can be attributed to decreased royalties resulting from fewer units shipped by various OEM customers and a decrease in licensing revenue resulting from fewer new licenses as customers postponed licensing decisions due to concerns about the overall economic climate.

May 28, 2010

Item 8.  Financial Statements and Supplementary Data

Note (1) Operations and Significant Accounting Polices

(d) Revenue Recognition, page F-7

4.	We note that one of the sources of your revenue is hosting. Please describe your hosting arrangements and discuss how revenue is recognized, including your consideration of ASC 985-605-55-121 through 125 and other guidance, as applicable.

The inclusion of the word “hosting” in the first line of our Revenue Recognition foot note disclosure was premature. While we had entered in a hosting contract during 2009, no revenue was recognized as of December 31, 2009 from that contract. We expect to begin to generate hosting revenue during the second quarter of 2010. However, we do not anticipate generating material hosting revenue until the third quarter of 2010.

Multiple-element arrangements, page F-7

5.	Please confirm whether the substantive renewal rate approach has been consistently applied in determining vendor-specific objective evidence (“VSOE”) of fair value of maintenance services. In this regard, the wording of your disclosure suggests that an alternative approach may also be used. When VSOE is based on stated renewal rates please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Additionally, please describe how you establish VSOE of maintenance when the customer contract does not contain a substantive renewal clause. If VSOE is based on stand-alone sales, please provide the volume and range of stand-alone sales used to establish VSOE.

We confirm that the substantive renewal rate approach has been consistently applied in determining VSOE of fair value of maintenance services. All technology licenses for products where support maintenance, upgrades and updates apply contain a stated renewal rate. Stated renewal rates vary by product. Publishing products have stated optional annual renewal rates of 20% of list for full support including upgrades and updates and 12% for Upgrades and updates only. Type technology products have optional annual stated renewal rates of standard dollar amounts between $5,000 and $20,000 per licensed product with further differentiation by industry.

May 28, 2010

VSOE for training is based on stated list prices for training at $500 per day per person for in-house training and $2,000 per day for on-site training and we have a $7,000 4 day on-site training class offered for our Storefront product.

Management reviews its renewal rate experience to insure that the Company has appropriate renewal rates for VSOE. For 2009, approximately 99% of the customers who renewed support did so at the stated rate. The percentage of customers who chose not to renew is very low, with approximately 97% of customers renewing their initial term. Management also reviews training services provided and billed and for 2009 found one billing error resulting in a charge different from the list prices.

Note (3) Income Taxes, page F-13

6.	We note that the “Other” line item in the tax rate reconciliation on page F-14 appears to have significantly impacted your effective tax rate for fiscal 2009. Please provide us with a breakdown of the components of this line item. As part of your response, tell us how you considered providing further quantitative breakdown of this line item and tell us how you considered providing a qualitative discussion explaining the nature of the items included in this line item. See Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-14.

The “other” line item in the tax rate reconciliation is composed of the following:

Foreign Tax Expense	$37,354	3.5%
Foreign Tax Credits	(110,000)	-10.4%
Federal Research and Development Credits	(82,902)	-7.8%
State Research and Development Credits	(34,765)	-3.3%
Other permanent tax differences	11,377	1.6%

	$(173,236)	-16.4%

We determined that further qualitative breakdown of this line item was not necessary for adequate disclosure as the two major components were the foreign tax credits and research and developments credits. These two credits have been addressed in the credit carryforward disclosure on Page F-15. For future filings we will continue to evaluate the components of the rate reconciliation to determine if additional disclosure is required.

May 28, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-497-6222 if you have any additional comments or questions concerning the Form 10-K for the fiscal year ended December 31, 2009.

Sincerely,

/s/ James P. Dore
James P. Dore
Vice President and Chief Financial Officer
Bitstream Inc.